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                         SECOND AMENDMENT TO BYLAWS OF

                             JB'S RESTAURANTS, INC.


                                October 27, 1993


         By unanimous written consent of the Board of Directors of JB's Restaurants, Inc., a Delaware corporation (the "Company"), dated October 27, 1993, the Board of Directors amended Article III, Section 2. of the Bylaws of the Company in its entirety to read as follows:

                          SECTION 2. Number, Tenure and Qualifications. The number of directors of the corporation shall be nine. Each director shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

         Dated this 27th day of October, 1993.



                                        /s/ Charlotte L. Miller
                                        -----------------------
                                        Charlotte L. Miller
                                        Corporate Secretary